Exhibit 3.1
MGIC Investment Corporation
Amendments to Bylaws
Adopted January 29, 2013

Section 3.05 of the Amended and Restated Bylaws is amended and restated in its entirety to read as follows:

3.05         Notice; Waiver.

(a)           Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.03) shall be given to each director not less than (i) 24 hours prior to the meeting by giving oral, telephonic or written notice to a director communicated in person, or by an electronic transmission (as defined below) to the address of the last electronic transmission to the director by the corporation that gave notice of a meeting of the Board of Directors or a committee of the Board (or to a different address designated thereafter by such director in writing filed with the Secretary), or (ii) 48 hours prior to a meeting by delivering, sending by private carrier or mailing written notice to the business address or such other address as a director shall have designated in writing filed with the Secretary. An electronic transmission shall be effective when sent, and shall be effective in providing notice even if it advises only that a document has been uploaded to a website used to communicate with the Board of Directors to which the director has been granted access, when notice is contained in the uploaded document. If mailed, notice shall be deemed to be effective when deposited in the United States mail addressed to such business address with postage thereon prepaid. If notice is given by private carrier, such notice shall be deemed to be effective when the notice addressed as in case of notice by mail is delivered to the private carrier. The term “electronic transmission” means Internet transmission, electronic mail transmission, transmission of a telegram, cablegram, or datagram, or any other form or process of communication that does not directly involve the physical transfer of paper and that is suitable for the retention, retrieval, and reproduction of information by the recipient.

(b)           Whenever any notice whatever is required to be given to any director of the corporation under the articles of incorporation of the corporation, these Bylaws or any provision of the Wisconsin Business Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the date and time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The corporation shall retain any such waiver as part of its permanent corporate records, but only for so long as such other permanent corporate records are maintained. A director’s attendance at, or participation in, a meeting waives any required notice to him of the meeting unless the director at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice, or waiver of notice, of such meeting.